As filed with the Securities and Exchange Commission on November 26, 2025

Investment Company Act File No. 811-22763

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Final Amendment)

CPG Carlyle Commitments Fund, LLC

(Name of Issuer)

CPG Carlyle Commitments Fund, LLC

(Name of Person(s) Filing Statement)

Class A and Class I Units of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Alex Lee

c/o Macquarie Wealth Advisers, LLC

660 Fifth Avenue

New York, New York 10103

(212) 317-9222

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Stuart H. Coleman, Esq.

Stradley Ronon Stevens & Young, LLP

100 Park Avenue, Suite 2000

New York, New York 10017

(212) 812-4124

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

ITEMS 1-9, AND 11.

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on August 25, 2025 by CPG Carlyle Commitments Fund, LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $80,000,000 of units of beneficial interest of the Fund ("Units") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letters of Transmittal. Copies of the Offer to Purchase and Letters of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii)(a)-(b) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer and to amend the Statement to file an additional exhibit reflecting a communication that was disseminated to Investors regarding the Offer. As applicable, Items 1-9 and Item 11 of the Statement, are hereby amended and supplemented by the information set forth in the supplemental exhibit attached hereto, which is incorporated herein by reference.

The additional exhibit includes a letter to Investors providing additional information on the results of the Offer and the payment of proceeds from the Offer to tendering Investors. This letter to Investors is being filed in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended, and is attached hereto as Exhibit (a)(1)(vi).

Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.            The Offer expired at the end of the day on September 24, 2025, at 12:00 midnight, New York time.

2.            The Offer was oversubscribed. Therefore, in accordance with the terms of the Offer, the Fund repurchased Units from all tendering investors on a pro rata basis, after disregarding fractions, based on the number of Units properly tendered. $107,603,862 of Units were validly tendered and not withdrawn prior to the expiration of the Offer, and $79,999,992 of those Units were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer. Approximately 75% of the number of Units tendered by each investor who participated in the tender offer was repurchased by the Fund.

ITEM 12. Exhibits.

(a)(1)(i)(a)	Cover Letter to Offer to Purchase and Letter of Transmittal.*

(a)(1)(i)(b)	Cover Letter to Offer to Purchase and Letter of Transmittal for Clients of Merrill Lynch Financial Advisors.*

(a)(1)(ii)	Offer to Purchase.*

(a)(1)(iii)(a)	Form of Letter of Transmittal.*

(a)(1)(iii)(b)	Form of Letter of Transmittal for Clients of Merrill Lynch Financial Advisors.*

(a)(1)(iv)(a)	Form of Notice of Withdrawal of Tender.*

(a)(1)(iv)(b)	Form of Notice of Withdrawal of Tender for Clients of Merrill Lynch Financial Advisors.*

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.*

(a)(1)(vi)	Form of Letter from the Fund to Investors in connection with tender offer payment.**

(a)(2)-(5)	Not applicable.

(b)	Filing Fee Exhibit.**

* Previously filed as an exhibit to the Tender Offer Statement on Schedule TO on February 18, 2025.

** Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPG Carlyle Commitments Fund, LLC

By:	/s/ Alex Lee
Name:	Alex Lee
Title:	Authorized Signatory

November 26, 2025

EXHIBIT INDEX

Exhibit

(a)(1)(i)(a)	Cover Letter to Offer to Purchase and Letter of Transmittal.*

(a)(1)(i)(b)	Cover Letter to Offer to Purchase and Letter of Transmittal for Clients of Merrill Lynch Financial Advisors.*

(a)(1)(ii)	Offer to Purchase.*

(a)(1)(iii)(a)	Form of Letter of Transmittal.*

(a)(1)(iii)(b)	Form of Letter of Transmittal for Clients of Merrill Lynch Financial Advisors.*

(a)(1)(iv)(a)	Form of Notice of Withdrawal of Tender.*

(a)(1)(iv)(b)	Form of Notice of Withdrawal of Tender for Clients of Merrill Lynch Financial Advisors.*

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.*

(a)(1)(vi)	Form of Letter from the Fund to Investors in connection with tender offer payment.**

(a)(2)-(5)	Not applicable.

(b)	Filing Fee Exhibit.**

* Previously filed as an exhibit to the Tender Offer Statement on Schedule TO on August 25, 2025.

** Filed herewith.